--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        STERIGENICS INTERNATIONAL, INC.
                           (Name of Subject Company)

                           ION BEAM APPLICATIONS S.A.

                             IBA ACQUISITION CORP.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   85915R105
                     (CUSIP Number of Class of Securities)
                            ------------------------

                               MR. PIERRE MOTTET
                           ION BEAM APPLICATIONS S.A.
                             CHEMIN DU CYCLOTRON, 3
                            B-1348 LOUVAIN-LA-NEUVE
                                    BELGIUM
                              (011-32-10-47-5855)
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:
                              RAMON P. MARKS, ESQ.
                             KEVIN T. COLLINS, ESQ.
                              DORSEY & WHITNEY LLP
                                250 PARK AVENUE
                            NEW YORK, NEW YORK 10177
                                 (212) 415-9200

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION                                        AMOUNT OF FILING FEE
                       $248,076,324*                                                  $49,800**

* For purposes of fee calculation only. The total transaction value is based on 8,005,802 shares of common stock, par value $0.001 per share together with the associated preferred share purchase rights (the "Shares") outstanding as of May 31, 1999 plus 1,182,210 shares issuable upon the exercise of options that were outstanding on that date, multiplied by the offer price of $27.00 per share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the aggregate value of the cash offered by IBA Acquisition Corp. for such number of shares.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF IT FILING.

Amount previously paid:    None             Filing party:  Not Applicable
Form or registration no.:  Not Applicable   Date filed:    Not Applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 14D-1 AND 13D

CUSIP NO. 85915R 10 5                                          Page 2 of 9 Pages

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ion Beam Applications s.a.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS

    WC; BK
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Belgium
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,245,612* Shares
--------------------------------------------------------------------------------

8.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    40.54%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

------------------------

* On June 10, 1999, Ion Beam Applications s.a. ("Parent"), Ion Beam Applications G.P. ("IBA GP") and IBA Acquisition Corp. ("Purchaser") entered into a Stockholders' Agreement (the "Stockholders' Agreement") with seven stockholders of the Company (the "Selling Stockholders") with respect to 2,494,312 shares of the common stock, par value $0.001 per share (the "Common Stock"), together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights," and together with the Common Stock, the "Shares"). Pursuant to the Stockholders' Agreement, upon the terms and subject to the conditions therein, the Selling Stockholders have agreed to validly tender and not withdraw Shares owned by such stockholder pursuant to the Offer (as defined herein) and have granted to Parent: (i) an irrevocable proxy to vote for approval of the transactions contemplated by the Merger Agreement, dated June 10, 1999, between Parent, IBA GP, Purchaser and the Company and to vote against any action or agreement intended or expected to interfere with such transactions and certain extraordinary corporate actions of the Company; and
    (ii) an option, exercisable in limited circumstances, to purchase all of their Shares. The Shares that are subject to the Stockholders' Agreement are included in Rows 7 and 9 above. In addition, Parent directly owns 751,300 shares of Common Stock.

                                 14D-1 AND 13D

CUSIP NO. 85915R 10 5                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    IBA Acquisition Corp.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 Shares
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    0%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 14D-1 AND 13D

CUSIP NO. 85915R 10 5                                          Page 4 of 9 Pages

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Belgabeam SCRL*
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS

    Not Applicable
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Belgium
--------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 Shares
--------------------------------------------------------------------------------

8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    0%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

------------------------

*   Belgabeam SCRL was incorrectly indentified as "Belgabeam S.A." in the
    Schedule 13D filed on March 11, 1999 and the Amendment No. 1 to the Schedule 13D filed on June 11, 1999.

                                  INTRODUCTION

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by IBA Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned, indirect subsidiary of Ion Beam Applications s.a., a Belgian corporation ("IBA" or "Parent"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock") together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights" and together with the Common Stock (the "Shares") of the SteriGenics International, Inc., a Delaware corporation (the "Company") not owned by Parent, Purchaser, or any of their affiliates, at a price of $27.00 per Share, net to the tendering stockholder in cash, upon terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 17, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to a Merger Agreement, dated June 10, 1999, by and among Parent, Ion Beam Applications G.P., a Delaware general partnership which owns all of the outstanding capital stock of Purchaser and of which the Parent is the controlling general partner ("IBA GP"), Purchaser and the Company, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein (including without limitation, the purchase of Shares pursuant to the Offer), the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held by any of the Company's subsidiaries or any Shares held by IBA, Purchaser or any other subsidiary of IBA, and, in the event that dissenters' rights are available following the Merger, other than Shares held by stockholders who shall not have voted in favor of the Merger and who shall have complied with all of the relevant provisions of Section 262 of the Delaware General Corporation Law), will be converted automatically into the right to receive $27.00 per Share, in cash, without interest, upon surrender of the certificate representing the Share.

    The information contained in this Statement concerning the Company, including, without limitation, information concerning the approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinions of the financial advisors to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

    (a) The name of the subject company is SteriGenics International, Inc., a Delaware corporation, which has its principal executive offices at 4020 Clipper Court, Fremont, California 94538-6540. Information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--7. Certain Information Concerning The Company" is incorporated herein by reference.

    (b) The class of equity securities being sought is the Company's Common Stock together with the associated Rights. Information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER OFFER--6. Price Range Of The Shares" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d), (g) This Statement is filed by Purchaser and IBA. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, IBA, IBA GP and Belgabeam SCRL, a Belgian corporation and the largest shareholder of IBA, and the name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser, IBA and Belgabeam SCRL and the executive officers and directors of the partners of IBA GP set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER--8. Certain Information Concerning Purchaser And Parent," and in Schedule I to the Offer to Purchase, are incorporated herein by reference.

    (e) and (f) During the last five years, neither Purchaser nor IBA, nor, to the knowledge of Purchaser and IBA, none of IBA GP, Belgabeam SCRL or any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

    (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser And Parent," and "THE TENDER OFFER--10. Certain Transactions Between IBA And The Company" is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser And Parent," "THE TENDER OFFER--10. Certain Transactions between IBA And The Company," and "THE TENDER OFFER--11. Contacts With The Company; Background Of The Offer And The Merger" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

    (a) and (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source And Amount Of Funds" is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER

    (a)-(e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER--12. Purpose Of The Offer; The Merger Agreement; The Stockholders' Agreement" is incorporated herein by reference.

    (f) and (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--14. Effects Of The Offer On The Market For Shares; Nasdaq National Market And Exchange Act Registration" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) and (b) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--8. Certain Information Concerning Purchaser And Parent" and "THE TENDER OFFER--12. Purpose Of The Offer; The Merger Agreement; The Stockholders' Agreement" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--8. Certain Information Concerning Purchaser And Parent " and "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the Offer to Purchase under the caption "INTRODUCTION" and "THE TENDER OFFER--17. Fees And Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The Purchaser and Parent do not believe that any of the financial statements of either of them or any affiliates are material to stockholders of the Company when deciding whether to sell, tender or hold Shares.

ITEM 10. ADDITIONAL INFORMATION

    (a) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER-- 12. Purpose Of The Offer; The Merger Agreement; The Stockholders' Agreement" is incorporated herein by reference.

    (b) and (c) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--16. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

    (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER-- 14. Effects Of The Offer On The Market For Shares; Nasdaq National Market And Exchange Act Registration" and "THE TENDER OFFER--16. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

    (e) Not Applicable.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1)  Offer to Purchase dated June 17, 1999

    (a)(2)  Letter of Transmittal

    (a)(3)  Notice of Guaranteed Delivery

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7)  Form of Summary Advertisement dated June 17, 1999

    (a)(8)  Press Release dated June 11, 1999 issued by Parent

    (b)    Commitment Letter from Bank Brussels Lambert S.A., dated June 10,
           1999

    (c)(1) Merger Agreement dated as of June 10, 1999, among the Company, Purchaser, IBA GP and IBA

    (c)(2) Stockholders' Agreement dated June 10, 1999, among Purchaser, IBA, IBA GP and certain stockholders of the Company

    (c)(3) Non-Disclosure Agreement, dated May 17, 1999 between IBA and the Company

    (d)    None

    (e)    Not Applicable

    (f)    None

                                   SIGNATURE

    After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1999            IBA ACQUISITION CORP.

                                By   /s/ PIERRE MOTTET
                                     --------------------------------------
                                Name: Pierre Mottet
                                Title: Chief Executive Officer

                                   SIGNATURE

    After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1999            ION BEAM APPLICATIONS S.A.

                                By   /s/ PIERRE MOTTET
                                     --------------------------------------
                                Name: Pierre Mottet
                                Title: Chief Executive Officer

                                   SIGNATURE

    After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1999            BELGABEAM SCRL

                                By   /s/ ERIC DE LAMOTTE
                                     --------------------------------------
                                Name: Eric de Lamotte
                                Title: Director

                                 EXHIBIT INDEX

                                                                                                        SEQUENTIALLY
 EXHIBIT                                                                                                 NUMBERED
 NUMBER    EXHIBIT                                                                                         PAGE
---------  -------------------------------------------------------------------------------------------  -----------
(a)(1)     Offer to Purchase dated June 17, 1999

(a)(2)     Letter of Transmittal

(a)(3)     Notice of Guaranteed Delivery

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)     Form of Summary Advertisement dated June 17, 1999

(a)(8)     Press Release dated June 11, 1999 issued by IBA

(b)        Commitment Letter from Bank Brussels Lambert S.A., dated June 10, 1999

(c)(1)     Merger Agreement dated as of June 10, 1999, among the Company, Purchaser, IBA GP and IBA

(c)(2)     Stockholders' Agreement dated June 10, 1999, among Purchaser, IBA, IBA GP and certain stockholders of the Company

(c)(3)     Non-Disclosure Agreement, dated May 17, 1999 Agreement between IBA and the Company.

(d)        None

(e)        Not Applicable

(f)        None